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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ING Global Advantage and Premium Opportunity Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44982N109 (CUSIP Number) December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of (S) 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44982N109

1.
Names of Reporting Persons.

            Claymore Securities Defined Portfolios, Series 474, 519, 644 and 672

            Guggenheim Defined Portfolios, Series 742, 761, 765, 771, 776, 777, 780, 789, 800, 826,
            827, 833, 834 and 845

I.R.S. Identification Nos. of above persons (entities only):

            Claymore Securities Defined Portfolios, Series 474 — Tax ID# 137588964
            Claymore Securities Defined Portfolios, Series 519 — Tax ID# 306165970
            Claymore Securities Defined Portfolios, Series 644 — Tax ID# 276331844
            Claymore Securities Defined Portfolios, Series 672 — Tax ID# 276450407
            Guggenheim Defined Portfolios, Series 742 — Tax ID# 276883598
            Guggenheim Defined Portfolios, Series 761 — Tax ID# 277036424
            Guggenheim Defined Portfolios, Series 761 — Tax ID# 277036532
            Guggenheim Defined Portfolios, Series 765 — Tax ID# 277079508
            Guggenheim Defined Portfolios, Series 771 — Tax ID# 277118458
            Guggenheim Defined Portfolios, Series 776 — Tax ID# 356917387
            Guggenheim Defined Portfolios, Series 777 — Tax ID# 356917390
            Guggenheim Defined Portfolios, Series 780 — Tax ID# 456199056
            Guggenheim Defined Portfolios, Series 789 — Tax ID# 356917393
            Guggenheim Defined Portfolios, Series 800 — Tax ID# 356923716
            Guggenheim Defined Portfolios, Series 800 — Tax ID# 356923717
            Guggenheim Defined Portfolios, Series 826 — Tax ID# 356927368
            Guggenheim Defined Portfolios, Series 827 — Tax ID# 356933033
            Guggenheim Defined Portfolios, Series 833 — Tax ID# 3128673244
            Guggenheim Defined Portfolios, Series 834 — Tax ID# 356938745
            Guggenheim Defined Portfolios, Series 845 — Tax ID# 356942369

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ____ (b) ____
3.	SEC Use Only
4.
Citizenship or Place of Organization:

            Claymore Securities Defined Portfolios, Series 474 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 519 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 644 — Lisle, IL
            Claymore Securities Defined Portfolios, Series 672 — Lisle, IL
            Guggenheim Defined Portfolios, Series 742 — Lisle, IL
            Guggenheim Defined Portfolios, Series 761 — Lisle, IL
            Guggenheim Defined Portfolios, Series 765 — Lisle, IL
            Guggenheim Defined Portfolios, Series 771 — Lisle, IL
            Guggenheim Defined Portfolios, Series 776 — Lisle, IL
            Guggenheim Defined Portfolios, Series 777 — Lisle, IL
            Guggenheim Defined Portfolios, Series 780 — Lisle, IL
            Guggenheim Defined Portfolios, Series 789 — Lisle, IL
            Guggenheim Defined Portfolios, Series 800 — Lisle, IL
            Guggenheim Defined Portfolios, Series 826 — Lisle, IL
            Guggenheim Defined Portfolios, Series 827 — Lisle, IL
            Guggenheim Defined Portfolios, Series 833 — Lisle, IL
            Guggenheim Defined Portfolios, Series 834 — Lisle, IL
            Guggenheim Defined Portfolios, Series 845 — Lisle, IL

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 980,062
6. Shared Voting Power
7. Sole Dispositive Power 980,062
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 980,062
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.36%
12.	Type of Reporting Person (See Instructions) IV

Item 1.	(a) Name of Issuer

ING Investments LLC

(b) Address of Issuer’s Principal Executive Offices

ING Funds
7337 E. Doubletre Ranch Road
Scottsdale, AZ 85258-2034

Item 2.	(a) Name of Person Filing

Guggenheim Funds Distributors, Inc. as Sponsor for the Filing Entities

(b) Address of Principal Business Office or, if none, Residence

2455 Corporate West Drive
Lisle, IL 60532

(c) Citizenship

USA

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

44982N109

Item 3.	If this statement is filed pursuant to (S) (S) 240.13d-1 (b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☒Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).

(b) ☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐An investment adviser in accordance with SECTION240.13d-l(b)(l}(ii)(E);

(f) ☐An employee benefit plan or endowment fund in accordance with SECTION240.13d-l(b)(l}(ii)(F);

(g) ☐A parent holding company or control person in accordance with SECTION240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with SECTION240.13d-l(b)(l)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 980,062

(b)	Percent of class: 5.36%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 980,062

(ii)	Shared power to vote or to direct the vote .

(iii)	Sole power to dispose or to direct the disposition of 980,062

(iv)	Shared power to dispose or to direct the disposition of .

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section N240.13d-3(d)(l).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to SECTION240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SECTION240.13d-l(c) or SECTION240.13d-I(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to SECTION240.13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to SECTIONS240.13d-l(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2012
Date

/s/ Kevin M. Robinson
Signature

Kevin M. Robinson, Senior Managing Director,
General Counsel and Corporate Secretary Guggenheim Funds Distributors, Inc.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTIONS240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)